Exhibit 3.1

Second Amendment to the Bylaws of Pernix Therapeutics Holdings, Inc.

February 28, 2018

On February 28, 2018, the Board of Directors (the "Board") of Pernix Therapeutics Holdings, Inc. (the "Corporation"), in accordance with the Corporation's Bylaws, as amended (the "Bylaws") and the Maryland General Corporation Law, approved and adopted the following amendment to the Bylaws, to be effective immediately:

1.     Article XIII of the Bylaws is hereby amended and restated in its entirety to read as follows:

Article XIII

Amendment of the By-Laws

Any provisions of the Bylaws of the Corporation may be altered, amended or repealed or new Bylaws may be adopted by either (i) the Board of Directors; or (ii) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of all of the votes entitled to be cast on the matter at any annual or special meeting of stockholders.

2.     The Bylaws are hereby amended by insertion of the following provision after Article XIII thereof:

ARTICLE XIV

Exclusive Forum for Certain Litigation

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction because the action asserts a federal claim, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought in the right of the Corporation, (b) any action asserting a claim of breach of any duty owed by any director, officer, other employee or agent of the Corporation to the Corporation or to the stockholders of the Corporation, or (c) any action asserting a claim against the Corporation or any director, officer, other employee or agent of the Corporation arising pursuant to any provision of the MGCL (including, without limitation, Section 2-401), the Charter or these Bylaws.